APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Sugarholic Desserts LLC
Income Statement - unaudited
For the periods ended 12-31-20

	Current Period
	31-Dec-20
REVENUES	
Sales	$ 21,375.00
Other Revenue	-
TOTAL REVENUES	**21,375.00**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	21,375.00
OPERATING EXPENSES	
Prepaid Expenses	4,600.00
Adverisement	600.00
Payroll	-
Operations	1,300.00
Marketing Materials	-
Ingredients	560.00
Supplies	3,415.00
Packaging	4,446.00
TOTAL OPERATING EXPENSES	14,921.00
OPERATING PROFIT (LOSS)	6,454.00
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ 6,454.00

Sugarholic Desserts LLC
Balance Sheet - unaudited
For the period ended 12/31/20

	Current Period	
	31-Dec-20	
ASSETS		
Current Assets:		
Cash	$	5,500.00
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		4,500.00
Employee Advances		-
Temporary Investments		-
Total Current Assets		10,000.00
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		1,500.00
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		1,500.00
Other Assets:		
Trademarks		500.00
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		500.00
TOTAL ASSETS	$	12,000.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		12,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		12,000.00
TOTAL LIABILITIES & EQUITY	$	**12,000.00**
Balance Sheet Check		-

I, Teasha Chestnut, certify that:

1. The financial statements of Sugarholic Desserts LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Sugarholic Desserts LLC has not been included in this Form as Sugarholic Desserts LLC was formed on 04/23/2020 and has not filed a tax return to date.

Signature   *Teasha Chestnut*

Name: Teasha Chestnut

Title: Owner